LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2004	WRITER’S E-MAIL slanter@luselaw.com

November 1, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Attn:	Mr. David Gessert, Staff Attorney

Re:	FFBW, Inc.

Registration Statement on Form S-1 (File No. 333-233740)

Dear Mr. Gessert:

On behalf of FFBW, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated September 24, 2019, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

Form S-1 Filed September 13, 2019

Comparison of Stockholders’ Rights for Existing Stockholders of Old FFBW

Forum Selection for Certain Stockholder Lawsuits, page 159

1.	We note your disclosure that your articles of incorporation provide that a state or federal court located within the State of Maryland will be the sole and exclusive forum for certain actions. Please:

•	clarify in your disclosure and the charter filed as an exhibit to the registration statement whether the provision applies to federal securities law claims, or only to state law claims, as applicable;

LUSE GORMAN, PC

Mr. David Gessert

Securities and Exchange Commission

November 1, 2019

The disclosure on page 165 of the amended prospectus has been revised in response to the comment. The Company’s amended and restated articles of incorporation have been revised and are refiled as Exhibit 3.1 to the Amended Form S-1.

•	expand your disclosure to state that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees;

The disclosure on page 165 of the amended prospectus has been revised in response to the comment.

•	disclose that any person acquiring an interest in your shares, including secondary purchasers, will be deemed to have consented to this provision; and

The disclosure on page 165 of the amended prospectus has been revised in response to the comment.

•	add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

The disclosure on page 35 of the amended prospectus has been revised in response to the comment.

*     *     *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Edward H. Schaefer, President and Chief Executive Officer

Kip Weissman, Esq.